Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation Inc.

For the years ended June 30, 2015 and 2014

Student Transportation Inc.

Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Student Transportation Inc. as of June 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and the notes to the consolidated financial statements.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Student Transportation Inc. as at June 30, 2015 and 2014 and the consolidated results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Independent Registered Public Accounting Firm

MetroPark, New Jersey USA

September 14, 2015

Student Transportation Inc.

Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at June 30, 2015	As at June 30, 2014
Assets
Current assets:
Cash and cash equivalents	$5,333	$10,858
Accounts receivable, net of allowance for doubtful accounts of $126 and $152 at June 30, 2015 and 2014, respectively	55,275	47,731
Inventory	4,148	3,858
Prepaid expenses	9,721	9,619
Other current assets	3,443	4,788

Total current assets	77,920	76,854

Investment in investee	1,776	—
Other assets	20,384	20,883
Property and equipment, net	231,296	231,352
Oil and gas interests, net	7,713	7,871
Other intangible assets, net	61,899	67,720
Goodwill	134,939	139,158

Total assets	$535,927	$543,838

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,230	$1,656
Accrued expenses and other current liabilities	67,396	48,682
Current portion of long-term debt	—	200

Total current liabilities	69,626	50,538

Long-term debt	204,936	273,898
Asset retirement obligation	575	438
Deferred income tax liability	41,558	41,523
Class B Series Three common share liability	1,993	2,734
Other liabilities	17,432	15,667

Total liabilities	336,120	384,798

Shareholders’ equity
Paid in Share Capital	517,560	443,100
Accumulated deficit	(315,633)	(276,938)
Accumulated other comprehensive loss	(2,120)	(7,122)

Total shareholders’ equity	199,807	159,040

Total liabilities and shareholders’ equity	$535,927	$543,838

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Revenues	$554,751	$489,499

Costs and expenses:
Cost of operations	427,536	373,060
General and administrative	54,749	46,673
Non-cash stock compensation	4,170	3,942
Acquisition expenses	3	282
Depreciation and depletion expense	47,757	46,444
Amortization expense	3,374	3,573

Total operating expenses	537,589	473,974

Income from operations	17,162	15,525

Interest expense	17,412	16,641
Foreign currency (gain) loss	(136)	424
Unrealized gain on foreign currency exchange contracts	(83)	(737)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(231)	(714)
Gain on Bargain purchase of businesses acquired, net of tax	—	(2,762)
Other (income) expense , net	(3,481)	1,651

Income before income taxes and equity in net income of unconsolidated investment	3,681	1,022
Equity in net income of unconsolidated investment	58	—
Income tax expense (benefit)	84	(395)

Net income	$3,655	$1,417

Weighted average number of shares outstanding-basic	87,345,708	82,096,947

Weighted average number of shares outstanding-diluted	108,824,430	100,554,123

Basic and diluted net income per common share	$0.04	$0.02

Dividends declared per common share (Cdn$)	$0.42	$0.61

Dividends declared per common share (US$)	$0.11	$—

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Comprehensive Income

(000’s of U.S. Dollars)

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Net income :	$3,655	$1,417
Other comprehensive income :
Unrealized gain on currency translation adjustments	5,002	782

Other comprehensive income :	5,002	782

Comprehensive income	$8,657	$2,199

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity
	Shares	Amount
Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482

Net income	—	—	—	1,417	1,417
Dividends	—	—	—	(46,505)	(46,505)
Common stock issuance	1,458,258	8,864	—	—	8,864
Other comprehensive income	—	—	782	—	782

Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040

Net income	—	—	—	3,655	3,655
Dividends	—	—	—	(42,350)	(42,350)
Common stock issuance	13,468,040	75,200	—	—	75,200
Conversion of debt to common stock	18,342	108	—	—	108
Repurchase of common stock	(161,415)	(848)	—	—	(848)
Other comprehensive income	—	—	5,002	—	5,002

Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Operating activities
Net income	$3,655	$1,417
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	282	112
Unrealized gain on forward contracts	(83)	(737)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(231)	(714)
Unrealized foreign currency loss	79	431
Amortization of deferred financing costs	1,866	1,642
Non-cash stock compensation	4,170	3,942
Equity in net income from unconsolidated investment	(58)	—
Gain on bargain purchase of businesses acquired, net of tax	—	(2,762)
Gain on disposal of fixed assets	(1,036)	(532)
Depreciation and depletion expense	47,757	46,444
Amortization expense	3,374	3,573
Changes in current assets and liabilities:
Accounts receivable	(11,879)	(3,163)
Prepaid expenses, inventory and other current assets	3,576	(9,545)
Accounts payable	673	(60)
Accrued expenses and other current liabilities	(4,177)	3,853
Changes in other assets and liabilities	1,751	2,509

Net cash provided by operating activities	49,719	46,410

Investing activities
Business acquisitions, net of cash acquired	(391)	(22,756)
Equity investment	(1,718)	—
Payments on seller debt	(200)	—
Purchases of property and equipment	(33,470)	(37,794)
Proceeds on sale of equipment	2,081	1,153

Net cash used in investing activities	(33,698)	(59,397)

Financing activities
Offering of common shares, net of expenses	65,743	—
Redemption of Cdn$ 6.75% Convertible Debentures	(40,083)	—
Redemption of Class B Series Two and Three common shares	(2,014)	(1,266)
Repurchase of common stock	(848)	—
Financing fees	(618)	(3,559)
Cdn$ 6.25% Convertible Debenture Offering	—	71,442
Common stock dividends	(33,657)	(34,147)
Borrowings on credit facility	181,505	164,150
Payments on credit facility	(190,448)	(179,712)

Net cash (used in) provided by financing activities	(20,420)	16,908

Effect of exchange rate changes on cash	(1,126)	8

Net (decrease) increase in cash and cash equivalents	(5,525)	3,929
Cash and cash equivalents at beginning of period	10,858	6,929

Cash and cash equivalents at end of period	$5,333	$10,858

Supplemental information:
Cash paid for interest	$15,586	$14,762

Cash paid for income taxes	$1,082	$1,594

See accompanying notes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares (collectively the “Class B” common shares) of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 13). STI currently holds a 98.5% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“US GAAP”). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, the parent, STA ULC and the Company’s Canadian operations, is the Canadian dollar. The functional currency of STA Holdings and the Company’s operations in the United States is the U.S. dollar. The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

As a result, the assets and liabilities of the STI, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity. The Company’s Cdn$ 6.75% convertible subordinated unsecured debentures (the “Cdn$ 6.75% Convertible Debentures”) and the Cdn$ 6.25% convertible subordinated unsecured debentures (the “Cdn$ 6.25% Convertible Debentures”), as described in Note 9, of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) of STI as described in Note 9 are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase. At June 30, 2015 and June 30, 2014 there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivatives, certain components of long term debt, Class B common share liability and impairment testing of long-lived assets.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $46.6 million and $45.2 million for the years ended June 30, 2015 and 2014, respectively.

The Company accrued approximately $21.0 million in fixed assets at June 30, 2015, related to fiscal year 2016 growth vehicles, which has been recorded as a non-cash investing activity for fiscal year 2015.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Goodwill and Indefinite Lived Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

The annual assessment of goodwill impairment, may be performed either on a quantitative or qualitative basis. In accordance with Accounting Standards Codification (“ASC”) 350-20, Intangibles-Goodwill and Other, the quantitative assessment is a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

ASC 350-20 was amended in September 2011, and gives the Company the option to perform a qualitative assessment for goodwill impairment. Under the qualitative assessment, consideration is given to both external factors (including the macroeconomic and industry conditions) and the Company’s own internal factors (including internal costs, recent financial performance, management, business strategy, customers, and stock price). Facts and circumstances are evaluated each year to determine whether to use the qualitative or quantitative assessment. We performed a qualitative assessment during the fourth quarter of 2015, and there was no indication of impairment for goodwill.

Other Identifiable Intangible Assets

When assessing the impairment for indefinite-lived trade names, the Company performs the assessment in accordance with ASC 350-30, Intangibles other than Goodwill which states that when the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. ASC 350-30, Intangibles Other than Goodwill, was amended in July 2012, and gives the Company the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary. If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. The Company performed the quantitative assessment of trade names and there was no

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

indication of impairment. Definite-lived intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not-to-compete are amortized on a straight-line basis over an estimated useful life of two to five years. The Company recorded amortization expense associated with its intangible assets of $3.4 million and $3.6 million for the years ended June 30, 2015 and 2014, respectively.

Convertible Debentures

The principal amounts of the Cdn$ 6.75% Convertible Debentures, which were redeemed on June 30, 2015, and the Cdn$ 6.25% Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debentures are not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, Debt with Conversion and Other Options, if the conversion feature of the debenture is non-beneficial (i.e. “out of the money”) upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature. As such, the Company has recorded the full amount of the debentures as a liability.

In accordance with ASC 815, Derivatives and Hedging, as the conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of STI, a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash gain for the year ended June 30, 2015 of $0.2 million in connection with the change in fair value of the embedded conversion feature during the 2015 fiscal year. The value of the embedded conversion feature represents a liability of nine thousand dollars and $0.2 million as at June 30, 2015 and 2014, respectively, which are included within other liabilities in the consolidated balance sheet.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its Credit Agreement, Senior Secured Notes and costs related to the issuances of the Convertible Debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method. The carrying

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

value of the deferred financing costs was $5.8 million and $7.4 million as of June 30, 2015 and 2014 respectively. Amortization expense totaled $1.9 million and $1.6 million for the years ended June 30, 2015 and 2014, respectively. Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value. There were no indicators of impairment during the years ended June 30, 2015 and 2014.

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, Business Combinations. The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax provision (benefit) (see Note 8).

Revenue Recognition

Revenue from the Company’s school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests is derived from the Company’s partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Insurance Reserves

The Company had approximately $25.9 million and $22.1 million in recorded insurance reserves at June 30, 2015 and 2014, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers’ compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company’s claims experience and the Company’s ability to control such claims, in addition to third party premiums/expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for incurred but not recorded claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above; it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience. Insurance reserves are included in accrued expenses and other current liabilities and other liabilities on the consolidated balance sheet.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of stock-based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2015 and fiscal year 2014. In May 2015 the Company redeemed all of the remaining Class B Series Two common shares by exchanging them for Class B Series Three common shares, based on the fair market value of each class of shares. Subsequent to March 2010, all new share awards under the EIP have only been in the form of grants of Class B Series Three common shares. These shares are accounted for as a liability upon issuance and remeasured at fair value on a quarterly basis (see Note 13). The Company recognized $4.2 million and $3.9 million in non-cash stock- based compensation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2015 and 2014, respectively.

The Class B common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provided for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.

Stock-based compensation expense associated with the issuance of Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, Fair Value Measurements and Disclosure, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests.

Oil and Gas Interests

The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the “ceiling test”) requires the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, Extractive Industries – Oil and Gas, the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company’s Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicles’ usage.

Recent Adopted Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists. This ASU provides for the presentation of all or a portion of an unrecognized tax benefit as a reduction

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward unless such balances are not available at the reporting date at which point the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The Company adopted this standard prospectively for all unrecognized tax benefits that existed beginning in the first quarter of fiscal 2015. This presentation is consistent with how the Company historically presents unrecognized tax benefits; therefore the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In January 2014, the FASB issued ASU 2015-05, Service Concession Arrangements. This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company is required to adopt this standard for the first quarter of fiscal 2016. Early adoption is permitted. The Company is currently evaluating the requirements of this ASU to determine the impact on their consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have a major effect on an entity’s operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company is required to adopt this standard for the first quarter of fiscal 2016. Early adoption is permitted, but only for disposals or classifications as held for sale that have not been reported in financial statements previously issued. This standard is not anticipated to have an impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers. This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements. The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in the compliance with the new guidance. The standard allows for either “full retrospective” or “cumulative effect” adoption. In

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

July 2015, the FASB delayed the effective date of this standard. The Company is now required to adopt this standard effective July 1, 2018. Early adoption is permitted beginning with the original effective date of July 1, 2017. The Company is currently evaluating both the method of adoption as well as the impact that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires an entity to evaluate whether conditions or events, in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern for one year from the date the financial statements are issued or are available to be issued. The guidance is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In January 2015, The FASB issued ASU 2015-01, Income Statement-Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which simplifies income statement presentation by eliminating the need to determine whether to classify an item as an extraordinary item. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810), Amendments to the Consolidation Analysis, to improve the targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations similar entities and reduce the number of consolidation models. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In April 2015, the FASB issued ASU 2015-05 Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement which requires that if a cloud computing arrangement includes a software license, then a customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

Certain amounts have been reclassified in our prior period consolidated balance sheets to conform to current year presentation and such amounts were not material to current and prior periods.

3. Business Combinations

2015 Acquisition

Dalton Bus Lines Limited

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of these assets was approximately $0.4 million.

Property and equipment	$520
Intangible Assets	10

Total	$530

The purchase price consisted of $0.4 million in cash. Identifiable intangible assets consisted primarily of a non compete agreement that will be amortized over 3 years. The fair value of the assets acquired was greater than the purchase price; therefore the Company recognized a gain of approximately $0.1 million which is included in the statement of operations for fiscal year 2015. Approximately three thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2015.

2014 Acquisitions

Atlantic Express Transportation Corporation

On February 10, 2014, the Company closed the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation (“AE”). STI’s subsidiary School

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

Wheels Direct (“SWD”) managed the California operations from January 10, 2014 to February 9, 2014. Earnings of the acquired company were included in the Company’s results of operations from February 10, 2014. The aggregate purchase price of these assets was approximately $17.2 million.

Current assets, less current liabilities	$294
Property and equipment	19,807
Intangible assets	1,736
Deferred taxes	(1,841)

Fair value of net assets acquired	$19,996

The purchase price consisted of $17.2 million in cash. Identifiable intangible assets consisted of contracts rights of $1.7 million that will be amortized over 20 years. Approximately $0.2 million of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014.

Prior to the acquisition, AE had filed for protection under the federal bankruptcy protection rules. The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired. Therefore, the Company recognized a gain of approximately $2.8 million, net of tax, which was included in the consolidated statement of operations for fiscal year 2014.

Williams Bus Line Co.

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., (“Williams”), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company were included in the Company’s results of operations from August 27, 2013. The aggregate purchase price of this acquisition was $3.4 million.

Current assets, less current liabilities	$29
Property and equipment	1,343
Deferred Taxes	(525)

Subtotal	847
Goodwill	2,557

Total	$3,404

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

The purchase price consisted of $3.4 million in cash. Approximately forty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during the fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

Scholastic Bus Co.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., (“Scholastic”), located in Fairlawn, New Jersey. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million.

Current assets, less current liabilities	$298
Property and equipment	2,104
Deferred taxes	(772)

Subtotal	1,630
Goodwill	803

Total	$2,433

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately twenty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

The following unaudited pro forma financial information combines the consolidated results from operations for fiscal year 2014 as if all of the 2014 acquisitions had occurred as of July 1, 2013. Pro forma adjustments include the bargain gain, the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial results. The unaudited results are as follows:

Pro Forma Basis for fiscal year Ended June 30, (unaudited)
2014
Revenue	$505,609
Net income	1,688
Basic and diluted net income per common share	$0.02

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2014 acquisitions been consummated as of July 1, 2013, nor is it indicative of future operating results.

4. Equity Method Investments

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million. The Company has accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

5. Property and Equipment

Property and equipment consist of the following:

June 30, 2015	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$5,629	$—	$5,629
Buildings	5,982	(1,086)	4,896	40
Transportation equipment	432,826	(226,513)	206,313	7 to 11
Leasehold improvements	7,826	(3,702)	4,124	The shorter of the life of lease or the useful life of the asset

Other machinery and equipment	29,674	(19,340)	10,334	3 to 5

	$481,937	$(250,641)	$231,296

June 30, 2014	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$6,076	$—	$6,076
Buildings	5,065	(882)	4,183	40
Transportation equipment	414,325	(205,292)	209,033	7 to 11
Leasehold improvements	6,510	(2,693)	3,817	The shorter of the life of lease or the useful life of the asset

Other machinery and equipment	24,837	(16,594)	8,243	3 to 5

	$456,813	$(225,461)	$231,352

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6. Oil and Gas Interests

Oil and gas interests consist of the following:

	2015	2014
Oil and gas interests	$18,098	$17,094
Less accumulated depletion	(10,385)	(9,223)

	$7,713	$7,871

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the “ceiling test”); the Company performed a ceiling test calculation at both June 30, 2015 and 2014. The ceiling test requires the Company to use tax effected discounted cash flows using a present value technique. The sales prices used for the ceiling test at June 30, 2015 were $73.88 per barrel for oil and $4.17 per thousand cubic feet of natural gas. Based on the calculations under the first step of the ceiling test, the Company determined that its oil and gas interests are recoverable.

7. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2015
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life Years
Contract rights	$65,102	$(25,428)	$39,674	12
Covenants not to compete	14,800	(14,774)	26	1
Trade names	22,199	—	22,199	None (Indefinite Life)

Total	$102,101	$(40,202)	$61,899

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Goodwill and Other Intangible Assets (continued)

	2014
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life Years
Contract rights	$67,627	$(22,868)	$44,759	14
Covenants not to compete	14,995	(14,952)	43	—
Trade names	22,918	—	22,918	None (Indefinite Life)

Total	$105,540	$(37,820)	$67,720

Estimated annual amortization expense for intangibles assets is as follows:

Year ending June 30,
2016	$3,162
2017	3,152
2018	3,147
2019	3,146
2020	3,146

$15,753

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2015 and 2014 (see Note 8):

Balance as of June 30, 2013	$138,312

Goodwill related to acquisitions	$3,360
Goodwill reduction related to prior acquisitions	$(1,826)
Foreign currency effects on Goodwill	$(688)

Balance as of June 30, 2014	$139,158

Goodwill additions related to prior acquisitions	$1,826
Foreign currency effects on Goodwill	$(6,045)

Balance as of June 30, 2015	$134,939

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Income Taxes

The components of the expense (benefit) for income taxes are as follows:

	2015	2014
Federal: Canada
Current	$(432)	$(1,388)
Deferred	(21)	1,964

	(453)	576

Provincial: Canada
Current	(332)	94
Deferred	(16)	(423)

	(348)	(329)

Foreign:
Current	566	786
Deferred	319	(1,428)

	885	(642)

Total expense (benefit)	$84	$(395)

The components of income before income tax expense (benefit) for income taxes are as follows:

	2015	2014
Domestic	$(8,361)	$196
Foreign	12,100	826

Total	3,739	1,022

The difference between the effective rate reflected in the income tax expense (benefit) for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2015 and June 30, 2014 is analyzed below:

	2015	2014
Provision for income taxes at statutory rate	$561	$158
Provincial taxes	(332)	112
Foreign rate differential	1,097	264
Canadian rate difference	(59)	168
Effect of U.S. state rate changes	(1,268)	—
Gain on bargain purchase	—	(1,105)
Permanent items	121	96
Uncertain tax position adjustments	(192)	—
Other	156	(88)

	$84	$(395)

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Income Taxes (continued)

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Significant components of deferred tax assets and (liabilities) are as follows:

	2015	2014
Deferred tax liabilities
Intangibles	$(24,873)	$(25,055)
Property and equipment	(55,588)	(52,082)

Total deferred tax liabilities	(80,461)	(77,137)

Deferred tax assets:
Net operating loss carry forward	25,779	21,675
Other	13,461	14,276

Total deferred tax assets	39,240	35,951
Valuation allowance	(337)	(337)

Net deferred tax assets	38,903	35,614

Net deferred tax liabilities	$(41,558)	$(41,523)

In fiscal 2015, the Company increased goodwill and net non-current deferred income tax liabilities by $1.9 million to correct the adjustment for purchase price allocation associated with the acquisition of the school bus division of Ayr Coach Lines in July 2006 that was recorded in the fourth quarter of 2014.

It is the Company’s intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance. As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company. It is not practical to compute the deferred tax liability and as such is not recorded.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2015	2014
Balance at July 1,	$1,704	$1,704
Additions for tax position related to prior year	190	—
Effective settlements with tax authorities	(1,439)	—

Balance at June 30,	$455	$1,704

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $0.5 million. Included in the amounts above are approximately seventy thousand dollars and $0.2 million of interest and penalties for the fiscal years ended June 30, 2015 and 2014, respectively, which are also included as a component of the income tax benefit on the consolidated statement of operations. During fiscal year 2015, the Company reviewed its state tax filing positions in various states. As a result, the Company established a $0.2 million uncertain tax position related to a filing position not more-likely-than-not to succeed.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Income Taxes (continued)

The Company recently concluded a full scope examination of one of its Canadian entities and a limited scope examination for two of its Canadian entities for the years ended June 30, 2011 and June 30, 2012. As a result, the corresponding uncertain tax position associated with these entities for the years under examination, have been effectively settled with tax authorities and therefore recognized. All tax years starting with June 30, 2012 are currently open in the United States. All tax years starting with June 30, 2013 are currently open in Canada.

At June 30, 2015, the Company has available U.S. net operating loss carry forwards of approximately $62.2 million expiring in the years 2022 through 2034 and Canadian non-capital loss carry forwards of approximately $4.4 million expiring in the years 2025 through 2035. These deferred tax assets are offset by a valuation allowance of approximately $0.3 million.

9. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	June 30, 2015		June 30, 2014
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$—	$50,421	$—	$62,436
Convertible Debentures	—	119,515	—	176,462
Senior Secured Notes	—	35,000	—	35,000
Promissory notes due to former owners	—	—	200	—

	$—	$204,936	$200	$273,898

Maturities of long-term debt are as follows:

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Total
Year ending June 30,
2016	$—	$—	$—	$—
2017	—	—	35,000	35,000
2018	—	59,467	—	59,467
2019	—	60,048	—	60,048
2020	50,421	—	—	50,421
thereafter	—	—	—	—

	$50,421	$119,515	$35,000	$204,936

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

Third Amended and Restated Credit Agreement and Senior Secured Notes

On August 19, 2014, the Company amended its Third Amended and Restated Credit Agreement (the “Credit Agreement”). The amendment extended the maturity date (previously due February 27, 2018) to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes, extended the $100.0 million accordion feature and increased the commitments to $225.0 million, from the previous commitments of $165.0 million. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The extension was accounted for as a modification of debt, and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Credit Agreement. The current commitments at June 30, 2015, include a US $180.0 million loan facility and a Canadian $45.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.

The Company may request an increase to the $225.0 million in commitments for up to an additional $100.0 million in additional commitments (the “Accordion Feature”), so long as no default or event of default has occurred and is continuing. Each lender under the Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. At June 30, 2015 the Company had approximately $172.8 million in borrowing availability under the Credit Agreement.

On November 10, 2011, the Company rolled over and extended the maturity of its $35.0 million of fixed rate Senior Secured Notes (previously due December 14, 2011), for an additional five year term, carrying a fixed coupon of 4.246% (the previous fixed coupon was 5.941%). The Senior Secured Notes rank pari-passu with borrowings under the Credit Agreement and have a maturity date of November 10, 2016. The extension was accounted for as a modification of debt, and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the notes.

Borrowings under the Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.25% at June 30, 2015), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (0.18650% at June 30, 2015), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date. The effective interest rate on the Credit Agreement was 4.0% for the year ended June 30, 2015.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2015.

Convertible Debentures

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million). The issue costs of approximately $3.5 million (Cdn $3.6 million) have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

Interest on the Cdn$ 6.25% Convertible Debentures due June 30, 2019 is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each Cdn$ 6.25% Convertible Debenture due June 30, 2019 is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures due June 30, 2019.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

On June 7, 2011, the Company issued the US$ 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. The issue costs of approximately $3.0 million have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the US$ 6.25% Convertible Debentures due June 30, 2018, using the effective interest method. The conversion feature of this debenture provides that these US dollar denominated notes can be converted into Canadian denominated common shares of the Company. As such, the conversion feature represents on embedded derivative that is required to be bifurcated and accounted for separately.

The Company recorded the embedded derivative liability as a component of other liabilities in the consolidated balance sheet. The embedded conversion liability is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are also included in the consolidated statement of operations.

Interest on the US$ 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each US$ 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each $1,000 principal amount of the US$ 6.25% Convertible Debenture.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

On June 21, 2010, the Company issued the Cdn$ 6.75% Convertible Debentures which were due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). The Cdn$ 6.75% Convertible Debentures matured on June 30, 2015, at which time the Company redeemed the remaining balance of Cdn$ 6.75% Convertible Debentures for cash, as discussed below. The Cdn$ 6.75% Convertible Debentures of STI were denominated in Canadian dollars, and as such, they were not required to be bifurcated into separate debt and equity components.

Interest on the Cdn$ 6.75% Convertible Debentures was payable semi-annually, in arrears, on June 30 and December 30 of each year.

The Cdn$ 6.75% Convertible Debentures were convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $7.25 per common share (the “Cdn$ 6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.75% Convertible Debenture.

The Company redeemed the Cdn$ 6.75% Convertible Debentures at June 30, 2015 as discussed below. The Cdn$ 6.75% Convertible Debentures were not redeemable prior to June 30, 2013. The Company had the right, at its option, to redeem the Cdn$ 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.75% Convertible Debenture Conversion Price.

During fiscal year 2015, Cdn $0.1 million of the Company’s Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. On June 30, 2015, the Company redeemed the remaining Cdn $49.9 million in principal amount of Cdn$ 6.75% Convertible Debentures for US$ 40.1 million in cash, in accordance with the terms of the trust indenture dated as of June 21, 2010 between STI and Computershare Trust Company of Canada governing the Cdn$ 6.75% Convertible Debentures.

The Cdn$ 6.75% Convertible Debentures, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The Convertible Debentures are subordinate to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

10. Asset Retirement Obligation

ASC 410-20, Asset Retirement Obligation, establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation relates to the cost associated with shutting down oil and gas wells. The Company recorded accretion expense of twenty seven thousand dollars and thirty seven thousand dollars for the years ended June 30, 2015 and 2014, respectively.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10. Asset Retirement Obligation (continued)

At June 30, 2015, the present value of the Company’s asset retirement obligation was $0.6 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 7.2% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $1.1 million.

11. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2015 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 1,485,040 and 1,458,258 common shares during the fiscal years ended June 30, 2015 and 2014, respectively. The shares issued pursuant to the plan represent non-cash dividends with values of $8.5 million and $8.9 million, for the fiscal years ended June 30, 2015 and 2014, respectively, which have been recorded as a non-cash financing activity in each year. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the 2015 fiscal year, the Company issued 18,342 common shares, having an approximate value of $0.1 million in connection with the conversion of the Company’s Cdn$ 6.75% Convertible Debentures, which were recorded as a non-cash financing activity (see Note 9).

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2014. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to the lesser of 4,158,553 Common Shares or the number of Common Shares that can be purchased for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Under the renewed NCIB, the Company repurchased 161,415 shares with a value of $0.8 million during fiscal year 2015. The Company did not repurchase any shares during the 2014 fiscal year. The Company amended the NCIB in August 2015 (see Note 21).

On March 6, 2015, the Company issued 11,983,000 common shares for total gross cash proceeds of $69.1 million (Cdn $86.3 million) pursuant to the 2015 Bought Deal. The net proceeds of $66.7 million (Cdn $83.2 million) after commission and fees, were used to redeem the remaining $40.1 million in principal amount of Cdn$ 6.75% Convertible Debentures, with the balance used to pay down debt on the Company’s senior credit facility.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Common Shares (continued)

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015, with the first U.S. dollar dividend payable August 17, 2015 to shareholders of record on July 31, 2015.

Common shares issued and outstanding are 96,141,516 and 82,816,549 million at June 30, 2015 and 2014, respectively.

12. Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Weighted-average shares outstanding-basic	87,345,708	82,096,947
Potential dilutive effect of shares to be issued to settle the debentures	21,478,722	18,457,176

Weighted-average shares outstanding-diluted	108,824,430	100,554,123

The computations for basic and diluted income per common share are as follows:

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Net income–basic	$3,655	$1,417
Add back: Interest expense on debentures (net of tax)	6,541	5,907

Net income used for diluted earnings per share	10,196	7,324

Basic income per share	$0.04	$0.02

Diluted income per share	$0.04	$0.02

The conversion of the convertible debentures is anti-dilutive for both years ended June 30, 2015 and 2014.

13. Stock-Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders, which have been granted to management.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Stock-Based Compensation (continued)

These shares are accounted for as a liability upon issuance, as a result of a put option they contain, which may be granted to management.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. In May 2015, the Company redeemed all of the remaining Class B Series Two common shares by exchanging the outstanding Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. This non-cash exchange resulted in approximately 1.57 Class B Series Three common shares being issued for each Class B Series Two common share outstanding. The holders of the Class B Series Two common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

Class B common shares granted are fully vested on the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded income of $3.3 million and an expense of $0.9 million for the years ended June 30, 2015 and 2014, respectively, associated with the change in fair value on the Class B common shares, which are recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded $0.9 million and $0.8 million in dividend payments for the years ended June 30, 2015 and 2014, respectively, which are recorded as a component of other (income) expense, in the consolidated statement of operations.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Stock-Based Compensation (continued)

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

For the year ended June 30, 2015 Net shares outstanding
Shares outstanding at June 30, 2014	61,466
Redemptions	(10,777)
B2/B3 Share exchange	(50,689)

Shares outstanding at June 30, 2015	—

Pursuant to the liquidity provision of the EIP plan, 10,777 shares were “put” back to the Company during the year ended June 30, 2015 for which the Company paid $0.1 million. The remaining Class B Series Two common shares were exchanged for Class B Series Three common shares as discussed above.

	For the year ended June 30, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	—	(3,050)

Shares outstanding at June 30, 2014	251,915	(190,449)	61,466

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were “put” back to the Company during the year ended June 30, 2014 for which the Company paid thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at June 30, 2014 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	663,620	(236,241)	427,379
Redemptions	(322,019)	—	(322,019)
B2/B3 Share exchange	80,009	—	80,009

Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211

The Company recognized $4.2 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2015, based on the estimated fair value of these shares on the grant date. The additional 80,009 Class B Series Three common shares were issued in exchange for the remaining Class B Series Two common shares outstanding as discussed above. Pursuant to the liquidity provision of the EIP plan, 322,019 shares were “put” back to the

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Stock-Based Compensation (continued)

Company during the year ended June 30, 2015 for which the Company paid $1.9 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2015 represents a liability of $7.3 million, of which $5.4 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

	For the year ended June 30, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	635,074	(195,289)	439,785
Redemptions	(197,533)	—	(197,533)

Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842

The Company recognized $3.9 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2014, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 197,533 shares were “put” back to the Company during the year ended June 30, 2014 for which the Company paid $1.2 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2014 represents a liability of $9.3 million, of which $6.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

14. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at June 30, 2015	As at June 30, 2014
Cash	$5,333	$10,858

Accounts receivable	$55,275	$47,731

Accounts payable	$2,230	$1,656
Other accrued liabilities	62,040	41,382
Class B Series Two and Three share liability	7,349	9,951
Long-term debt (including portion due within one year)	204,936	274,098
Conversion right on 6.25% Convertible Debentures	9	236
Derivative financial instrument	—	83
Other long term liabilities	17,423	15,431

	$293,987	$342,837

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Financial Instruments (continued)

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

Foreign currency exchange contracts were measured at fair value based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability was based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Financial Instruments (continued)

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2015
	Level 1	Level 2	Level 3	Total
Interest rate swap	—	$337	—	$337
Class B Series Three common share liability	—	7,349	—	7,349
Conversion right on US$ 6.25% Convertible Debentures	—	—	9	9

	$—	$7,686	$9	$7,695

As at June 30, 2014
	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$—	$83	$—	$83
Interest rate swap	—	408	—	408
Class B Series Two and Three common share liability	—	9,951	—	9,951
Conversion right on US$ 6.25% Convertible Debentures	—	—	236	236

	$—	$10,442	$236	$10,678

The following tables summarize the changes in the Company’s level 3 financial instrument for the twelve months ended June 30, 2015 and 2014, respectively.

Conversion rights on US$ 6.25% Convertible Debentures For the twelve months ended June 30,	2015	2014
Balance at June 30,	$236	$954
Total unrealized gain:
Non-cash gain on conversion feature	(231)	(714)
FX impact on conversion feature	4	(4)

Balance at June 30,	$9	$236

The decrease in fair value of the conversion rights was driven by an increase in the bond yield from 2.83% to 6.01% in the twelve months ended June 30, 2015. The decrease in fair value of the conversion rights, in the twelve months ended June 30, 2014, was driven largely by the change in the Company’s stock price volatility which decreased to 17.0% from 23.0%.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to income of $0.2 million in the consolidated statement of operations for the year ended June 30, 2015.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Financial Instruments (continued)

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain for the year ended June 30, 2015, of $0.1 million in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.3 million as at June 30, 2015. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

At June 30, 2015, the Company had $85.4 million in outstanding senior indebtedness (comprised of $50.4 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $119.5 million in fixed rate Convertible Debentures.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2015, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.5 million.

Foreign Currency Exchange Risk

The Company managed its exposure to currency fluctuations through foreign currency exchange contracts (“Forward Contracts”) primarily to mitigate the exchange rate risk on the common share dividends. In May 2015, the Company announced that the Board of Directors had approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015. Effective with the announcement, the Company liquidated all of the Forwards Contracts that were outstanding, which had a notional value of $17.5 million. This liquidation resulted in a realized loss of $0.4 million which is recorded in foreign currency (gain) loss in the consolidated statement of operations.

In June 2015, the Company liquidated the foreign exchange forward contract it had in place to cover the principal amount of the Cdn$ 6.75% Convertible Debentures that matured on June 30, 2015. This liquidation resulted in a realized gain of $0.1 million which is recorded in foreign currency (gain) loss in the consolidated statement of operations.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Financial Instruments (continued)

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 21.7% of the Company’s consolidated income before taxes are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.1 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends). Both of these transactions are recorded in foreign currency (gain) loss in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company’s history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2015 and 2014.

15. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

15. Segment Information (continued)

The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2015 and 2014:

2015
	Revenues	Property and Equipment (net)	Goodwill
United States	$480,936	$198,135	$99,484
Canada	70,925	33,161	35,455

Total	$551,861	$231,296	$134,939

For the year ended June 30, 2015, the oil and gas segment, which is located in the United States, had revenues of $2.9 million and net oil and gas interests of $7.7 million. There is no goodwill associated with this segment.

2014
	Revenues	Property and Equipment (net)	Goodwill
United States	$409,683	$187,218	$99,484
Canada	74,633	44,134	39,674

Total	$484,316	$231,352	$139,158

For the year ended June 30, 2014, the oil and gas segment, which is located in the United States, had revenues of $5.2 million and net oil and gas interests of $7.9 million. There is no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

	2015	2014
Revenue
Transportation	$551,861	$484,316
Oil and gas	2,890	5,183

	$554,751	$489,499

Operating earnings (losses)
Transportation	$17,702	$14,290
Oil and gas	(540)	1,235

	17,162	15,525
Unallocated expenses	13,423	14,503
Tax expense (benefit)	84	(395)

Net Income	$3,655	$1,417

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

15. Segment Information (continued)

	2015	2014
Capital Expenditures
Transportation	$32,467	$36,271
Oil and gas	1,003	1,523

	$33,470	$37,794

Depreciation, depletion and amortization
Transportation	$49,969	$48,896
Oil and gas	1,162	1,121

	$51,131	$50,017

Total Assets
Transportation	$527,291	$534,522
Oil and gas	8,636	9,316

	$535,927	$543,838

Total Liabilities
Transportation	$334,333	$383,114
Oil and gas	1,787	1,684

	$336,120	$384,798

16. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $13.8 million and $12.0 million for the years ended June 30, 2015 and 2014, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $29.6 million and $19.9 million for the years ended June 30, 2015 and 2014, respectively. The terms of these and other leases expire at various times through 2024.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Facility Leases	Vehicle Leases	Total
Year ending June 30,
2016	$14,422	$28,024	$42,446
2017	11,024	25,005	36,029
2018	8,634	21,810	30,444
2019	6,426	17,526	23,952
2020	3,103	11,318	14,421
2021 and thereafter	3,402	233	3,635

Total minimum payments	$47,011	$103,916	$150,927

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

17. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.6 million in expenses related to the plan for both of the years ended June 30, 2015 and 2014.

18. Related Party Transactions

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million and $0.6 million for each of the years ended June 30, 2015 and 2014, respectively. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

19. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers’ compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company’s insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company’s operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company’s financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $0.7 million and $0.9 million of letters of credit outstanding at June 30, 2015 and 2014, respectively and $0.9 million and $0.7 million of cash deposits at June 30, 2015 and 2014, respectively which are included in other assets in the consolidated balance sheet.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

19. Commitments and Contingencies (continued)

Certain of the Company’s contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent fiscal year, outstanding performance bonds aggregated $94.6 million. There are no collateral requirements for these surety bonds.

20. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information At June 30	2015	2014
Prepaid Expenses
Prepaid Insurance	$7,098	$6,924
Other	2,623	2,695

	$9,721	$9,619

Other Current Assets
Fuel Tax Receivable	$1,799	$1,249
Other Receivables	1,644	3,539

	$3,443	$4,788

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$8,483	$8,711
Dividends Payable	14,096	14,255
Insurance	9,111	7,532
Wages and Benefits	5,175	6,237
Class B Shares	5,356	7,217
Taxes Payable	1,259	1,335
Deferred Revenue	655	774
Accrued Fixed Assets	20,983	—
Other	2,278	2,621

	$67,396	$48,682

Other liabilities
Insurance	$16,756	$14,565
Other	676	1,102

	$17,432	$15,667

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2015 and 2014

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

21. Subsequent Events

On July 2, 2015, STA Holdings granted 173,705 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2015.

During July and August 2015, the Company entered into additional operating leases with ten major financial institutions to lease approximately $57.5 million in growth and replacement school vehicles for the upcoming 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.2%. Annual lease payments on these additional leases will approximate $8.0 million per year for the term of the leases.

During August 2015 the Company amended its current NCIB to increase the maximum amount of common shares that the Company is permitted to acquire to 6,806,591 common shares from the number of common shares that could be purchased for an aggregate purchase price of Cdn$ 5.0 million, subject to the Company’s senior debt agreement requirements. The amended NCIB will still cover the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Upon expiration of the current NCIB, the Company can renew the NCIB for another twelve month period.